AGREEMENT AND PLAN OF MERGER

BY AND AMONG

310 HOLDINGS INC.

310 HOLDINGS ACQUISITION SUBSIDIARY CORP.

AND

G & G MINING CORP

DATED AS OF OCTOBER 29, 2008

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6.7	Investment Company Act	16
6.8	Litigation	16
6.9	No Undisclosed Liabilities	16
6.10	Tax Matters	16
6.11	Compliance with Laws	17
6.12	Proceedings	17
6.13	Brokerage	17
6.14	Over-the-Counter Bulletin Board Quotation	17
6.15	Board Approval	17
6.16	Sarbanes-Oxley; Internal Accounting Controls	18
6.17	Listing and Maintenance Requirements	18
6.18	Application of Takeover Protections	18
6.19	Contracts and Commitments	18
6.20	Interested Party Transactions	18
6.21	Indebtedness	18
6.22	Investigation; No Additional Representations; No Reliance, etc	18
6.23	Full Disclosure	19

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY		19
7.1	Organization and Power; Reporting	19
7.2	Authorization	19
7.3	Non-Contravention	19
7.4	No Business Activities	19

ARTICLE VIII ADDITIONAL AGREEMENTS		19
8.1	Access to Information	19
8.2	Commercially Reasonable Efforts	20
8.3	Notification of Certain Matters	20
8.4	Takeover Statutes	20
8.5	Transfer Taxes	20
8.6	Additional Tax Matters	20

ARTICLE IX POST CLOSING COVENANTS		21
9.1	General	21
9.2	Tax-Free Reorganization Treatment	21
9.3	Indemnification of Directors and Officers of the Company	21

ARTICLE X TERMINATION AND AMENDMENT		21
10.1	Termination	21
10.2	Effect of Termination	22
10.3	Fees and Expenses	22

ARTICLE XI REMEDIES FOR BREACH OF AGREEMENT		22
11.1	Survival of Representations and Warranties	22
11.2	Matters Involving Third Parties	22
11.3	Determination of Adverse Consequences	23
11.4	Determination/Resolution of Claims	23
11.5	Indemnification Threshold and Cap	23
11.6	Other Indemnification Provisions	24

ARTICLE XII MISCELLANEOUS		24
12.1	Amendment and Waiver	24
12.2	Notices	24
12.3	Assignment	24
12.4	Severability	24
12.5	No Strict Construction	24

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12.6	Captions	24
12.7	No Third Party Beneficiaries	25
12.8	Complete Agreement	25
12.9	Counterparts	25
12.10	Directors and Officers Insurance
12.11	Governing Law and Jurisdiction	25

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of October 29, 2008, by and among G & G MINING CORP, a Florida corporation (the “Company”), 310 HOLDINGS INC., a Nevada corporation (“Parent”), and 310 HOLDINGS Acquisition Subsidiary Corp., a Florida corporation and wholly-owned subsidiary of Parent (the “Merger Subsidiary”).

RECITALS:

A. Parent, the Merger Subsidiary and the Company desire to enter this Agreement pursuant to which Parent will acquire all of the issued and outstanding stock of the Company as a result of the merger of the Company with and into the Merger Subsidiary as a result of which the Merger Subsidiary will be the surviving company and a direct, wholly-owned subsidiary of Parent.

B. The boards of directors of Parent, the Merger Subsidiary and the Board of Directors of the Company have determined that it is advisable and in the best interests of Parent, the Merger Subsidiary and the Company, and their respective shareholders, that the Merger Subsidiary be merged with and into the Company.

C. The Boards of Directors of Parent, the Merger Subsidiary and the Company have each unanimously approved this Agreement and the transactions contemplated hereby and have agreed to recommend that their respective shareholders adopt and approve this Agreement.

In consideration of the premises, the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. As used in this Agreement, the following terms have the meanings set forth below.

“Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under any income Tax Law) of which the Company is or has been a member.

“Agreement” means this Agreement and Plan of Merger, together with all schedules and exhibits attached hereto.

“Assets” means all assets owned or utilized by the Company including, without limitation, Leased Real Property, Personal Property, Accounts, goodwill, Proprietary Rights and any asset listed on the Financial Statements or any subsequently delivered balance sheet of the Company prior to Closing.

“Audited Financial Statements” means the audited financial statements since inception. For all purposes under this Agreement, Audited Financial Statements shall include a balance sheet and the related statements of operation, changes in Stockholders’ equity and cash flows and any required footnotes and such other disclosure materials.

“Business” means the Company’s business.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

“Cash” means (i) cash on hand or in the bank less any outstanding checks and (ii) deposits in transit to the extent there has been a reduction of receivables on account thereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Stock” means, collectively, 100% of outstanding common stock of the Company.

“Contracts” means with respect to any Person, all agreements, contracts, commitments, franchises, covenants, authorizations, understandings, licenses, mortgages, promissory notes, deeds of trust, indentures, leases, plans or other instruments, certificates or obligations, whether written or oral, to which said Person is a party, under which said Person has or may acquire any right or has or may become subject to any obligation or by which said Person, any of said Person’s outstanding shares of stock or any of its assets is bound.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financial Statements” mean the Audited Financial Statements and the Unaudited Financial Statements.

“FIRPTA” means The Foreign Investment Real Property Tax Act of 1980.

“GAAP” means generally accepted accounting principles, consistently applied, in the United States.

“Governmental Agency” means any court, tribunal, administrative agency or commission, taxing authority or other governmental or regulatory authority, domestic or foreign, of competent jurisdiction, including, without limitation, agencies, departments, boards, commissions or other instrumentalities of any country or any political subdivisions thereof.

“Governmental Licenses” means all permits, licenses, franchises, orders, registrations, certificates, variances, approvals and other authorizations obtained from any Governmental Agency.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (including, without limitation, any shareholder notes, deferred purchase price obligations or earn-out obligations issued or entered into in connection with any acquisition undertaken by such Person); (iii) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person; (iv) all obligations of such Person under any capitalized lease; (v) all liabilities and obligations pursuant to any interest rate swap agreements; and (vi) any accrued interest, prepayment premiums, breakage fees, penalties or similar amounts related to any of the foregoing.

“Knowledge” means (i) in the case of an individual, the actual knowledge of such individual (ii) in the case of any Person other than an individual or the Company, the actual knowledge of the board of directors and senior level executive officers (or individuals serving in similar capacities) of such Person, and (iii) in the case of the Company, the actual knowledge of Brian Norcross, Max Mayfield, Matthew Straeb, and/or Robert Adams.

“Law” or “Laws” means any and all federal, state, local or foreign laws, statutes, ordinances, codes, rules, regulations or Orders.

“Liability” means, with respect to any Person, any liability, debt, loss, cost, expense, fine, penalty, obligation or damage of any kind, whether known, unknown, contingent, asserted, accrued, unaccrued, liquidated or unliquidated, or whether due or to become due.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind.

“Material Adverse Effect” means, when used in connection with an entity, any event, circumstance, change, occurrence or effect (collectively, “Events”) that, individually or in the aggregate, is materially adverse to the Business or the assets, liabilities, financial condition or operating results of the entity or has a material adverse effect on the ability of such entity to consummate the transactions contemplated hereby; provided, however, that no Event will be deemed (either alone or in combination) to constitute, nor will be taken into account in determining whether there has been or may be, a Material Adverse Effect to the extent that it arises out of or relates to: (i) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war (whether or not declared) or the occurrence of any other calamity or crisis, including an act of terrorism to the extent such deterioration has a disproportionate adverse effect on the Company as compared to any other Person engaged in the same business, (ii) a natural disaster or any other natural occurrence beyond the control of the entity, (iii) the disclosure of the fact that Parent is the prospective acquirer of the Company, (iv) the announcement or pendency of the transactions contemplated hereby, (v) any change in accounting requirements or principles imposed upon the Company or any change in applicable laws, rules or regulations or the interpretation thereof, (vi) any action required by this Agreement or (vi) any action of the Company between the date hereof and the Closing which requires the consent of Parent pursuant to the terms of this Agreement if Parent consents to the taking of said action.

“NASDAQ” means the NASDAQ Stock Market.

“Order” means, with respect to any Person, any award, decision, decree, injunction, judgment, order or ruling directed to and naming such Person.

“OTCBB” means the OTC Bulletin Board.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent whose price is quoted on the Over the Counter Bulletin Board.

“Permitted Liens” means (i) any liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings; (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar liens; (iii) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation; (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not material in amount and which do not in any case materially detract from the value of the property subject thereto, and (v) any lien on any of the Assets of the Company.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including, without limitation, any instrumentality, division, agency or department thereof).

“Personal Property” means all tangible personal property owned or used by the Company in the conduct of the Business, including, without limitation, all machinery, equipment, furniture, computer hardware, fixtures that are not affixed to real property.

“Proceeding” means any action, arbitration, audit, complaint, investigation, litigation or suit (whether civil, criminal or administrative).

“Proprietary Rights” means: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all foreign and domestic patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (ii) all foreign and domestic trademarks, service marks, trade dress, logos and trade names and all goodwill associated therewith; (iii) all foreign and domestic copyrightable works, all foreign and domestic copyrights and all foreign and domestic applications, registrations and renewals in connection therewith; (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, code books, recipes, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, blue prints, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); and (v) all copies and tangible embodiments thereof in whatever form or medium.

“Stock Consideration” shall mean 2,900,000 shares of Parent Common Stock.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (regardless of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” means any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, fines or additions thereto or additional amounts in respect of any of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax.

“Unaudited Financial Statements” means any quarterly compiled balance sheet. For all purposes under this Agreement, Unaudited Financial Statements shall include the complied balance sheets and such other disclosure materials, in each case, to the extent required to be included in the Proxy Statement and prepared in accordance with GAAP, Regulation S-X and Regulation S-B of the Securities and Exchange Commission’s rules and regulations.

ARTICLE II
THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth herein and on the basis of the representations, warranties, covenants and agreements contained herein, as of the Effective Time, the Company shall be merged with and into the Merger Subsidiary (the “Merger”), the separate corporate existence of the Company shall cease and the Merger Subsidiary shall continue as the surviving company. The Merger Subsidiary, as the surviving company of the Merger, may be hereinafter referred to as the “Surviving Company.”

2.2 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. local time on the Business Day following the satisfaction or waiver of all conditions of the parties to consummate the transactions contemplated by this Agreement (other than the conditions with respect to actions the respective parties will take at the Closing itself), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Joseph I. Emas, P.A., 1224 Washington Avenue, Miami Beach, FL 33139, unless another place is agreed to in writing by the parties hereto. The date and time of the Closing are referred to herein as the “Closing Date.”

2.3 Effective Time. At the Closing, the parties shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the New York statutes. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Florida, or at such subsequent time as Parent and Company shall agree and as shall be specified in the Certificate of Merger (the date and time that the Merger becomes effective being referred to herein as the “Effective Time”).

2.4 Effect of Merger. At the Effective Time, the effect of the Merger shall be as provided herein and the applicable provisions of the Florida statutes. Without limiting the generality of the foregoing, all of the properties, rights, privileges, powers and franchises of the Company and the Merger Subsidiary shall vest in the Surviving Company and all of the debts, liabilities, duties and obligations of the Company and the Merger Subsidiary shall become the debts, liabilities, duties and obligations of the Surviving Company.

2.5 Effect on Stock. Upon the terms and conditions of this Agreement, at the Effective Time, as a result of the Merger and this Agreement and without the need for any further action on the part of the Merger Subsidiary, the Company or any of their respective shareholders , the following shall occur:

(a) Immediately prior to the Effective Time each share of the Company (hereinafter referred to as “Company’s Shares”) outstanding immediately prior to the Effective Time shall be deemed canceled and converted into the right to receive a pro rata portion of the Stock. Until properly delivered to Parent or the Surviving Company, any certificate evidencing Company’s Shares (a “Certificate”) shall be deemed for all purposes to evidence only the right to receive the consideration described herein. Upon proper delivery to Parent of the Surviving Company, the Certificate shall be deemed cancelled as of the Effective Time.

(b) The specific ratio of exchange for the Company’s Shares for shares of Parent Common Stock (“Share Exchange Ratio”) as well as the specific Merger Consideration to be received by the holders of the Company’s Shares have been prepared by the Company in accordance with the allocation schedule as set forth on Schedule 2.5(a) (the “Allocation Schedule”) and will be confirmed and adjusted by the Company, as applicable, at the Closing. Parent shall issue the Merger Consideration (as defined in the next sentence) in accordance with the Allocation Schedule. For purposes of this Agreement, the term “Merger Consideration” shall be deemed to mean the Stock Consideration.

2.6 No Further Ownership Rights in Company’s Shares. The Merger Consideration delivered or deliverable to the holders of Company’s Shares in accordance with the terms of this Article II shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company’s Shares. Until surrendered as contemplated by this Agreement, each Company Certificate representing Company’s Shares shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender solely the Merger Consideration.

2.7 No Fractional Shares of Parent Common Stock. No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent.

2.8 No Liability. None of Parent, Merger Subsidiary, Company or the Surviving Company shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.9 Surrender of Certificates. Upon surrender of Company Certificates at Closing, the holders of such Company Certificates shall receive in exchange therefor Merger Consideration in accordance with Schedule 2.5(a) attached hereto, as amended if applicable, and the Company Certificates surrendered shall be canceled. Until so surrendered, outstanding Company Certificates shall be deemed, from and after the Effective Time, to evidence only the right to receive the applicable Merger Consideration issuable pursuant hereto and the Allocation Agreement.

2.10 Lost, Stolen or Destroyed Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration payable in exchange therefor; provided, however, that as a condition precedent to the issuance of such Merger Consideration, the holder of such lost, stolen or destroyed Company Certificates shall indemnify Parent against any claim that may be made against Parent or the Surviving Company with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

2.11 Withholding. Each of Parent and the Merger Subsidiary shall be entitled to withhold from any consideration payable or deliverable pursuant to the terms of this Agreement to any Member, such amounts as may be required to be withheld pursuant to any Law, including, without limitation, any amounts required to be withheld pursuant to the Code. To the extent any amounts are so withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Member to whom such amounts would have otherwise been paid.

2.12 Further Assurances. If at any time after the Effective Time the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record of otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either the Company or Merger Subsidiary or (b) otherwise to carry out the purposes of this Agreement, the Surviving Company and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Subsidiary, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Subsidiary, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its rights, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company or Merger Subsidiary, as applicable, and otherwise to carry out the purposes of this Agreement.

2.13 Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company’s Shares thereafter on the records of the Company. On or after the Effective Time, any Company Certificate presented to Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company’s Shares formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled and any dividends or other distributions to which the holders thereof are entitled.

2.14 Tax Consequences. For U.S. federal income tax purposes, the parties intend that the Merger be treated as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code. Accordingly, unless otherwise required by Law, no party shall take any action or fail to take any action that reasonably could be expected to jeopardize the treatment of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and the parties shall not take any position on any Tax Return (as defined herein) or in any proceeding relating to the Tax consequences of the Merger inconsistent with this Section 2.14. Notwithstanding the forgoing, the parties understand and agree that only the Stock Consideration portion of the Merger Consideration shall be deemed eligible for a “tax free” exchange under Section 368 of the Code.

ARTICLE III
CONDITIONS TO CLOSING

3.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each of Parent, the Merger Subsidiary and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints, Illegality. (i) No Governmental Agency or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statue, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any of the other transactions contemplated in this Agreement and (ii) no Governmental Agency shall have instituted any action or proceeding (which remains pending at what would otherwise be the Closing Date) before any United States court or other Governmental Agency of competent jurisdiction seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement;

3.2 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) Representations and Warranties. Each of the representations and warranties of Parent and the Merger Subsidiary shall be true and correct in all respects, at and as of the date of this Agreement and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of any such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or the Merger Subsidiary;

(b) Performance of Obligations of Parent and the Merger Subsidiary. Parent and the Merger Subsidiary shall have each performed in all material respects all the covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(c) No Proceedings. No action, suit or proceeding shall be pending or threatened before any Governmental Agency which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely or otherwise encumber the title of the shares of Parent Common Stock to be issued by Parent in connection with the Merger and the transactions contemplated by this Agreement and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect;

(d) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any change, circumstance or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent;

(e) Deliverables.

(i) Merger Consideration. Parent shall have delivered the Stock Consideration to the Company shareholders;

(ii) Required Consents. Parent shall have delivered copies of all consents, approvals, releases from and filings with, Governmental Agencies and third parties required in order to effect the transactions contemplated by this Agreement which Parent is responsible to obtain pursuant to the terms of this Agreement; and

(iii) Instruments and Possessions. In order to effect the Merger, Parent and Merger Subsidiary shall have executed and/or delivered to the Company such other certificates, documents, instruments and agreements as Parent shall deem necessary in its reasonable discretion in order to effectuate the Merger and the other transactions contemplated herein, in form and substance reasonably satisfactory to the Company.

Any condition specified in this Section 3.2 may be waived by the Company; provided, however, that no such waiver will be effective unless it is set forth in a writing executed by the Company.

3.3 Additional Conditions to the Obligations of Parent and the Merger Subsidiary. The obligations of Parent and the Merger Subsidiary to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a) Representations and Warranties. Each of the representations and warranties of the Company shall be true and correct in all respects, at and as of the date of this Agreement and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(c) No Proceedings. There shall not be pending or threatened any suit, litigation, action or other proceeding relating to the transactions contemplated by this Agreement except as disclosed to Parent;

(d) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any change, circumstance or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company;

(e) Deliverables.

(i) Required Consents. The Company shall have delivered copies of all consents, approvals, releases from and filings with, Governmental Agencies and third parties required in order to effect the transactions contemplated by this Agreement which Parent is responsible to obtain pursuant to the terms of this Agreement;

(f) Form of Deliverables. The form and substance of all certificates, instruments, opinions or other documents delivered by or on behalf of the Company to Parent under this Agreement shall be satisfactory in all reasonable respects to Parent and its counsel.

Any condition specified in this Section 3.3 may be waived by Parent; provided, however, that no such waiver shall be effective unless it is set forth in a writing executed by Parent.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business of the Company Pending the Merger. The Company covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by Parent or as expressly contemplated by this Agreement, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and the Company, except as expressly contemplated by this Agreement, shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the present officers and employees and to preserve the present relationships of the Company with such of the customers, suppliers, licensors, licensees, or distributors with which the Company has significant business relations. By way of amplification and not limitation, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), the Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose or commit to do, any of the following , except as required or contemplated herein:

(a) Amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b) Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, but not limited to, stock appreciation rights or phantom stock), of the Company;

(i) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Company Capital Stock.

(c) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or line of business;

(d) Modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable Law;

(e) Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien any of its assets, including the Company’s Shares (except (i) by incurring Permitted Liens; and (ii) equipment and property no longer used in the operation of the Company’s business) other than in the ordinary course of business consistent with past practice;

(f) Except as may be required as a result of a change in Law or in generally accepted accounting or actuarial principles, make any change to the accounting practices or principles or reserving or underwriting practices or principles used by it;

(g) Settle or compromise any pending or threatened suit, action or claim (other than the payment of health benefit claims on behalf of customers of the Company) involving a payment by the Company in excess of $5,000;

(h) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company;

(i) Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies, if any, covering the Company or its properties, assets and businesses or comparable replacement policies;

(j) Except for moving expenses related to the Company’s business, authorize or make capital expenditures in excess of $5,000;

(k) (i) Make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change any annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any Tax, or surrender any right to claim a Tax refund or (ii) consent, without providing advance notice to Parent, to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(l) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s Shares;

(m) (i) Repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities; (ii) incur any indebtedness for borrowed money (including pursuant to any commercial paper program or credit facility of the Company) or issue any debt securities; or (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or (iv) make any loans, advances or capital contributions to, or investments in, any Person other than subsidiaries or providers of the Company in the ordinary course of business consistent with past practice;

(n) Take or fail to take any action that would prevent the Merger from qualifying as reorganization within the meaning of Section 368(a) of the Code;

(o) Pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than, without limitation, any expenses incurred in connection with the transactions contemplated hereby and the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice;

(p) Enter into any transaction with, or enter into any agreement, arrangement, or understanding with any of the Company’s affiliates that would be required to be disclosed pursuant to Item 404 of SEC Regulation S-K; or

(q) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.1 or any action which would result in any of the conditions set forth in Article IV not being satisfied or would materially delay the Closing.

4.2 Conduct of Business of Parent and its Subsidiaries Pending the Merger. Parent covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by the Company, Parent and its Subsidiaries and except as required or contemplated herein, shall not, directly or indirectly:

(b) Amend the Parent Charter or bylaws or equivalent organizational documents, or amend its Subsidiaries’ Charter or bylaws or equivalent organizational documents

(c)  Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, but not limited to, stock appreciation rights or phantom stock), of Parent or its Subsidiaries;

(d) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or its Subsidiaries’;

(e) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or line of business;

(f) Modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable Law or consummate the Merger;

(g) Transfer, sell, lease, mortgage, or otherwise dispose of or subject to any Lien any of its assets, including capital stock other than in the ordinary course of business consistent with past practice;

(h) Except as may be required as a result of a change in Law or in generally accepted accounting or actuarial principles, make any change to the accounting practices or principles or reserving or underwriting practices or principles used by it;

(i) Settle or compromise any pending or threatened suit, action or claim involving a payment by Parent or its Subsidiary in excess of $10,000;

(j) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or its Subsidiaries;

(k) Fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies covering Parent or its Subsidiaries, or their respective properties, assets and businesses or comparable replacement policies;

(l) Authorize or make capital expenditures;

(m) (i) Make any material Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change any annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any Tax, or surrender any right to claim a Tax refund or (ii) consent, without providing advance notice to the Company, to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(n) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, stock options or debt securities, or the capital stock, stock options or debt securities of its Subsidiaries;

(o) (i) Repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities; (ii) incur any indebtedness for borrowed money or issue any debt securities; or (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person, other than providers of Parent in the ordinary course of business consistent with past practice; provided, however, that Parent may undertake and consummate one private placements of its Common Stock prior to the Closing Date upon terms acceptable to it; provided further, however, that: (a) the gross proceeds of such private placement are equal to $1,000,000, (b) Parent shall use commercially reasonable efforts to ensure that the per share consideration received for any equity securities offered or sold in such private placement is not less than $.10 per share of Parent’s Common Stock and (c) the net proceeds of such private placement are used solely to provide working capital to the Company;

(p) Enter into or renew, extend, materially amend or otherwise materially modify (i) any material contract, or (ii) any other contract or agreement (with “other contract or agreement” being defined for the purposes of this subsection as a contract or agreement which involves Parent incurring a liability in excess of $10,000 and which is not terminable by Parent without penalty upon one year or less notice);

(q) Except to the extent required under this Agreement or pursuant to applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of Parent in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of Parent, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except for any plan amendments to comply with Section 409A of the Code (provided that any such amendments shall not materially increase the cost of such plan to Parent);

(r) Take or fail to take any action that would prevent the Merger from qualifying as reorganization within the meaning of Section 368(a) of the Code;

(s) Pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of Parent or incurred in the ordinary course of business and consistent with past practice;

(t) Enter into any transaction with, or enter into any agreement, arrangement, or understanding with any of Parent’s affiliates that would be required to be disclosed pursuant to Item 404 of SEC Regulation S-K; or

(u) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections 4.2 or any action which would result in any of the conditions set forth in Article IV not being satisfied or would materially delay the Closing.

4.3 Operational Matters. From the date of this Agreement until the Effective Time, at the request of Parent, senior management of Company shall (a) confer on a regular and frequent basis with Parent and (b) report to Parent on operational matters. Company shall file or furnish all reports, communications, announcements, publications and other documents required to be filed or furnished by it with all Governmental Entities between the date of this Agreement and the Effective Time and Company shall (to the extent any report, communication, announcement, publication or other document contains any statement relating to this Agreement or the Merger, and to the extent permitted by law or regulation) consult with Parent for a reasonable time before filing or furnishing any such report, communication, announcement, publication or other document and mutually agree upon any such statement and deliver to Parent copies of all such reports, communications, announcements, publications and other documents promptly after the same are filed or furnished. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective businesses and operations.

ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company, represent and warrant to Parent as follows:

5.1 Organization and Power; Subsidiaries and Investments. The Company is a company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company is qualified to do business as foreign entities and are in good standing in the jurisdictions in which it does business except where the failure to be qualified would not result in a Material Adverse Effect. The Company has all requisite corporate power and authority to own their assets and carry on their business as now conducted. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder. The articles of formation and operating agreement of the Company, which have previously been furnished to Parent, reflect all amendments thereto and are correct and complete in all respects. The Company has no Subsidiaries and the Company does not own or control (directly or indirectly) any partnership interest, joint venture interest, equity participation or other security or interest in any Person.

5.2 Authorization. The execution, delivery and performance by the Company of this Agreement, the other agreements contemplated hereby and each of the transactions contemplated hereby or thereby have been duly and validly authorized by the Company and no other act or proceeding on the part of the Company, its Boards of Directors is necessary to authorize the execution, delivery or performance by the Company of this Agreement or any other agreement contemplated hereby or the consummation of any of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by the Company and this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by the Company will each constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

5.3 No Breach. Except as would not have a Material Adverse Effect, the execution, delivery and performance by the Company of this Agreement and the other agreements contemplated hereby and the consummation of each of the transactions contemplated hereby or thereby will not (a) violate, result in any breach of, constitute a default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under the articles of formation or operating agreement of the Company, any material Law, any material Order or any material Contract to which the Company or its Assets is bound; (b) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any Assets or any of the equities of the Company or its Subsidiaries; or (c) require any material authorization, consent, approval, exemption or other action by or notice to any Governmental Agency or other Person under the provisions of any material Law, material Order or any material Contract by which the Company or its Subsidiaries or any of their respective Assets is bound.

5.4 Financial Statements. Each of the Financial Statements when delivered will be accurate and complete in all material respects and will present fairly in all material respects the financial condition, results of operations and cash flows of the Company throughout the periods covered thereby and will have been prepared in accordance with GAAP consistently applied throughout the periods indicated.

5.5 Absence of Certain Developments. The Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past custom and practice, and neither the Company nor its Subsidiaries has:

(a) Suffered a Material Adverse Effect;

(b) Sold, leased, assigned, licensed or transferred any of its Assets or any portion thereof (other than sales of inventory, in the ordinary course of business, or sales of obsolete assets) or mortgaged, pledged or subjected them to any Lien, except for Permitted Liens;

(c) Declared, set aside or paid any dividend or distribution of cash or other property to any shareholder of the Company or its Subsidiaries with respect to its equity or purchased, or redeemed or otherwise acquired any of its equity or any warrants, options or other rights to acquire its equity, other than cash dividends paid to any shareholder of the Company or its Subsidiaries in the ordinary course of business consistent with past custom and practice;

(d) Declared, set aside or paid any salary or compensation to any director or employee outside the ordinary course of business consistent with past custom and practice;

(e) Declared, set aside or paid any amounts to any of the Company’s Affiliates outside the ordinary course of business consistent with past custom and practice;

(f) Amended or authorized the amendment of its certificate of incorporation or bylaws;

(g) Committed or agreed to any of the foregoing; or

(h) Received any notice from any material customer, supplier or other Person with whom the Company or its Subsidiaries has a material business relationship indicating that said Person intends to change their respective relationship the Company or its Subsidiaries.

5.6 Proprietary Rights.

(a) The Company is the owner of, or has the exclusive right to use all Proprietary Rights used in the operation of the Business as presently conducted and as presently proposed to be conducted by Parent following the Closing. Each item of Proprietary Rights will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Effective Time.

(b) To the Knowledge of the Company, the Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Proprietary Rights of any Person, and there are no unresolved charges, complaints, claims, demands, or notices alleging any such interference, infringement, misappropriation, or violation (including any claim that Company must license, or refrain from using, any Proprietary Rights of any Person). To the Knowledge of the Company, no Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Proprietary Rights owned or used by the Company in the Business.

(c) To the Knowledge of the Company, the Company has not engaged in any business practices that are unfair, improper or illegal, including any misrepresentation of the origin, source, or composition of any of their products and any misrepresentation as to the endorsement, sponsorship or affiliation of any of their products by any Person or group.

5.7 Proceedings. Except as would not have a Material Adverse Effect, there are no material Proceedings pending or, to the Knowledge of the Company, threatened against the Company, or any of its assets or the Business and to the Company’s Knowledge, there is no basis for any Proceeding against the Company or any of its assets or the Business; and the Company is not subject to any Order of any Governmental Agency. The Company is not currently required, whether by contract or operation of Law, to indemnify any of the officers, directors or employees (past or present) of the Company and there have been no claims made against the Company for indemnity by any past or present officer, director or employee.

5.8 Compliance with Laws. The Company has materially complied with and is in compliance in all material respects with all applicable Laws and Orders. No written notice has been received by the Company alleging a violation of or liability or potential responsibility under any such Law or Order. To the Company’s Knowledge, there has been no change in any applicable Laws that would have a Material Adverse Effect and there is no impending change in any applicable Laws that would have a Material Adverse Effect.

5.9 Brokerage. There are no claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by the Company.

5.10 Books and Records. The books of account, minute books, stock record books and other records of the Company, all of which have been made available to Parent prior to the date hereof and will be delivered to Parent at or prior to Closing, are complete and correct in all material respects, and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. Those books and records not delivered to Parent at Closing are, and will be at Closing, located at the Company’s facilities in Miami, Florida. The minute books of the Company contains substantially accurate and complete records of all meetings held of, and corporate actions taken by the Company or its shareholders.

5.11 Full Disclosure. None of the representations and warranties made by the Company in this Agreement and the schedules delivered to Parent contains, or will contain, any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances in which they were made, not misleading as of the date to which it speaks.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company as follows:

6.1 Organization and Power; Subsidiaries and Investments. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Parent has all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its respective obligations hereunder and thereunder including delivery of the Stock Consideration. Parent has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not have a Material Adverse Effect on Parent. Complete and correct copies of the certificate of incorporation and bylaws of Parent, as amended and currently in effect, have been provided to the Company and Parent is not in violation of any of the provisions of such organization documents. The Merger Subsidiary is a newly-formed single purpose entity which has been formed solely for the purposes of the Merger and has not carried on, and prior to the Closing will not carry on, any business or engage in any activities other than those reasonably related to the Merger. Except for the Merger Subsidiary, which is a direct wholly-owned subsidiary of Parent, the Parent has no subsidiaries and does not own, directly or indirectly, any equity, profit or voting interest in any person or have any agreement or commitment to purchase any such interest and Parent has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated.

6.2 Authorization. The execution, delivery and performance by Parent of this Agreement, the other agreements contemplated hereby and each of the transactions contemplated hereby or thereby will be, upon approval of Parent’s Stockholders, duly and validly authorized by all requisite corporate action on the part of Parent, and, other than the approval of Parent’s Stockholders, no other corporate act or proceeding on the part of Parent its board of directors is necessary to authorize the execution, delivery or performance of this Agreement or any other agreement contemplated hereby or the consummation of any of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Parent and this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by Parent will each constitute, a valid and binding obligation of Parent, enforceable against Parent in accordance with their terms.

6.3 Capitalization. The authorized capital stock of Parent consists of (i) 70,000,000 shares of Parent Common Stock, of which 63,700,00 shares were outstanding as of the date herein and (ii) 5,000,000 shares of Parent preferred Stock, of which no shares were outstanding as of the date herein. All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to (or has been issued in violation of) preemptive rights. As of the date hereof, there are no issued or outstanding rights to acquire capital stock from Parent. All outstanding shares of Parent Common Stock have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects, other applicable laws and regulations, and (y) all requirements set forth in any applicable Parent contract. All shares of Parent Common Stock to be issued in connection with the Merger and the other transactions contemplated hereby will, when issued in accordance with the terms hereof, have been duly authorized, be validly issued, fully paid and non-assessable, free and clear of all Liens. There are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any equity securities of any class of Parent.

6.4 No Breach. The execution, delivery and performance by Parent and the Merger Subsidiary of this Agreement and the other agreements contemplated hereby and the consummation of each of the transactions contemplated hereby or thereby will not (a) violate, conflict with, result in any material breach of, constitute a material default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under either of its certificate of incorporation or bylaws, any material Law, any material Order or any material Contract to which Parent or the Merger Subsidiary is a party or by which it or its Assets are bound or affected; (b) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any Assets or any of the equity of Parent or the Merger Subsidiary; or (c) require any material authorization, consent, approval, exemption or other action by or notice to any Governmental Agency or other Person under the provisions of any material Law, any material Order or any Material Contract to which Parent or the Merger Subsidiary is subject, or by which Parent or the Merger Subsidiary or their Assets are bound or affected.

6.5 SEC Filings; Financial Statements.

(a) Parent has filed all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC. Parent has made available to the Company a correct and complete copy of each report filed by Parent with the SEC (the “Parent SEC Reports”) prior to the date of this Agreement. As of their respective dates, the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All of such Parent SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective Parent SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(b) The Parent SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Parent as of the respective dates or for the respective periods set forth therein, all in conformity with Regulation S-X, Regulation S-B and generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack footnote disclosure. Each set of financial statements of Parent (including, in each case, any related notes thereto) contained in Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-QSB of the Exchange Act and each fairly presents or will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of this operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a material adverse effect on Parent taken as a whole.

(c) Except (A) to the extent reflected in the balance sheet of Parent included in the Parent SEC Report last filed prior to the date hereof or (B) incurred in the ordinary course of business since the date of the balance sheet referred to in the preceding clause (A), Parent does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

6.6 Absence of Certain Developments. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, since January 31, 2008, there has not been any change, circumstance or event which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, nor has there been (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of any class or series of its capital stock or any purchase, redemption or other acquisition by Parent of any class or series of its capital stock or any other securities of Parent, (ii) any split, combination or reclassification of any capital stock, (iii) any granting by Parent of any increase in compensation or fringe benefits and any granting by Parent of any increase in severance or termination pay or any entry by Parent into any currently effective employment, severance, termination or indemnification agreement, (iv) any material change by Parent in its accounting methods, principles or practices except as required by concurrent changes in U.S. GAAP, (v) any change in auditors of Parent, or (vi) any issuance of Parent capital stock.

6.7 Investment Company Act. Parent is not, and will not be after the Effective Time, an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

6.8 Litigation. There are no claims, suits, actions or Proceedings pending or, to Parent’s Knowledge, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or Proceedings, to have a Material Adverse Effect on Parent or have a Material Adverse Effect on the ability of the parties hereto to consummate the Merger.

6.9 No Undisclosed Liabilities. Parent has no Liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) Liabilities provided for in or otherwise disclosed in Parent SEC Reports filed prior to the date hereof, and (ii) Liabilities incurred since January 31, 2008 in the ordinary course of business, none of which would have a Material Adverse Effect on Parent. Merger Subsidiary has no assets or properties of any kind, does not now conduct and has never conducted any/business, and does not now have and will not have at the Closing any obligations or Liabilities of any nature whatsoever except such obligations and Liabilities as are imposed under this Agreement.

6.10 Tax Matters.

(a) Parent has timely filed all Tax Returns required to be filed by Parent with any Tax authority prior to the date hereof. All such Tax Returns are true, correct and complete in all material respects. Parent has paid all Taxes shown to be due on such Tax Returns.

(b) All Taxes that Parent is required by Law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c) Parent has not been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Parent, nor has Parent executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) No audit or other examination of any Tax Return of Parent by any Tax authority is presently in progress, nor has Parent been notified of any request for such an audit or other examination.

(e) No adjustment relating to any Returns filed by Parent has been proposed in writing, formally or informally, by any Tax authority to Parent or any representative thereof.

(f) Parent has no Liability for any material unpaid Taxes which have not been accrued for or reserved on Parent’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any Liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Parent in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Parent.

(g) Parent has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(2)(D) of the Code.

(h) Parent has no plan or intention to liquidate Merger Subsidiary following the Merger or cause Merger Subsidiary to sell or otherwise dispose of any assets of the Company acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Sections 368(a)(2)(C) of the Code and the Treasury Regulations issued thereunder.

(i) Following the Merger, Merger Subsidiary has no plan or intention to issue additional shares that would result in Parent losing control of Merger Subsidiary within the meaning of Section 368(c) of the Code.

(j) Parent has no plan or intention to reacquire, and, to Parent’s Knowledge, no Person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(2) has a plan or intention to acquire, any of Parent Common Stock issued in the Merger, other than pursuant to a share repurchase program described in Revenue Ruling 99-58.

6.11 Compliance with Laws. Parent and the Merger Subsidiary have materially complied with and are in compliance in all material respects with all applicable Laws and Orders. No written notice has been received by Parent or the Merger Subsidiary alleging a violation of or Liability or potential responsibility under any such Law or Order.

6.12 Proceedings. There are no Proceedings or Orders pending or, to Parent’s Knowledge, threatened against or affecting Parent or the Merger Subsidiary, at Law or in equity, or before or by any Governmental Agency which would adversely affect Parent’s or the Merger Subsidiary’s performance under this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby.

6.13 Brokerage. There are no claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made or alleged to have been made by or on behalf of Parent or the Merger Subsidiary.

6.14 Over-the-Counter Bulletin Board Quotation. Parent Common Stock is quoted on the Over-the-Counter Bulletin Board (“OTC BB”). There is no action or Proceeding pending or, to Parent’s Knowledge, threatened against Parent by NASDAQ or NASD, Inc. (“NASD”) with respect to any intention by such entities to prohibit or terminate the quotation of Parent Common Stock on the OTC BB.

6.15 Board Approval. The board of directors of Parent (including any required committee or subgroup of the board of directors of Parent) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, and (ii) determined that the Merger is in the best interests of the Stockholders of Parent.

6.16 Sarbanes-Oxley; Internal Accounting Controls. Parent is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date. Parent’s certifying officers have evaluated the effectiveness of Parent’s disclosure controls and procedures as of the end of the period covered by Parent’s most recently filed periodic report under the Exchange Act (such date, the “ Evaluation Date”). Parent presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.

6.17 Listing and Maintenance Requirements. Parent’s Common Stock is registered pursuant to Section 15(d) of the Exchange Act, and Parent has taken no action designed to, or which is likely to have the effect of, terminating the registration of the Parent Common Stock under the Exchange Act nor has Parent received any notification that the SEC is contemplating terminating such registration. Parent has not, in the 12 months preceding the date hereof, received notice from the OTC BB to the effect that Parent is not in compliance with the listing or maintenance requirements of the OTC BB. Parent is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

6.18 Application of Takeover Protections. Parent and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Parent charter (or similar charter documents) or the laws of its state of incorporation that is or could become applicable as a result of the Merger, including without limitation as a result of the Parent’s issuance of the Parent Common Stock and the Company shareholders’ ownership of Parent Common Stock.

6.19 Contracts and Commitments.

(a) Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, there are no Contracts, agreements, leases, mortgages, indentures, notes, bonds, Liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of Parent may be bound, subject or affected, which either (x) creates or imposes a Liability greater than $25,000, or (y) may not be cancelled by Parent on less than thirty (30) days’ or less prior notice (“Parent Contracts”).

6.20 Interested Party Transactions. Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, no employee, officer, director or stockholder of Parent or a member of his or her immediate family is indebted to Parent nor is Parent indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Parent. To Parent’s Knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Parent is affiliated or with whom Parent has a material contractual relationship, or any Person that competes with Parent, except that each employee, stockholder, officer or director of Parent and their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Parent. To Parent’s Knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of Parent).

6.21 Indebtedness. Parent has no indebtedness for borrowed money.

6.22 Investigation; No Additional Representations; No Reliance, etc. Parent and Merger Subsidiary acknowledge that the Company and its Subsidiaries have not made nor shall they be deemed to have made any representation or warranty, express or implied, with respect to themselves, the Business or the transactions contemplated by this Agreement, other than those explicitly set forth in Article V of this Agreement. Parent and the Merger Subsidiary acknowledge and agree that (a) they have made their own inquiry and investigation into the Business and the Company and its Subsidiaries, (b) they have been, or pursuant to the terms of this Agreement, will be, furnished with, or given adequate access to such information about the Business and the Company as they have requested except as otherwise indicated herein, and (c) except for Parent and the Merger Subsidiary’s rights to terminate this Agreement in accordance with Section 10.1 or pursue remedies available under common law or applicable statutes in respect of claims of fraud, neither Parent nor Merger Subsidiary shall assert any claim for any matter arising out of this Agreement against the Company or its Subsidiaries or their respective directors, officers, or any Affiliates of any of the foregoing.

6.23 Full Disclosure. None of the representations and warranties made by Parent in the Agreement and the Schedules, certificates and other documents delivered to the Company and/or the Member’s Representative contain, or will contain, any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances in which they were made, not misleading as of the date to which it speaks.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF MERGER SUBSIDIARY

Merger Subsidiary represent and warrants to the Company as follows:

7.1 Organization and Power; Reporting. The Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida. The Merger Subsidiary is a direct, wholly-owned subsidiary of Parent. The Merger Subsidiary has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

7.2 Authorization. The Merger Subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Merger Subsidiary of this Agreement and the consummation by the Merger Subsidiary of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Merger Subsidiary. Parent, in its capacity as sole member of the Merger Subsidiary, has approved this Agreement and the other transactions contemplated hereby as required by the Florida Business Corporation Act. This Agreement has been duly executed and delivered by the Merger Subsidiary and constitutes a valid and binding agreement of the Merger Subsidiary, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

7.3 Non-Contravention. The execution, delivery and performance by the Merger Subsidiary of this Agreement and the consummation by the Merger Subsidiary of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or the bylaws of the Merger Subsidiary.

7.4 No Business Activities. The Merger Subsidiary has not conducted any activities other than in connection with the organization of the Merger Subsidiary, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. The Merger Subsidiary has no subsidiaries.

ARTICLE VIII
ADDITIONAL AGREEMENTS

8.1 Access to Information. (a) Upon reasonable notice, Company shall afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent reasonable access during normal business hours, during the period prior to the Effective Time, to such of its properties, books, Contracts, commitments, records, officers and employees as Parent may reasonably request and, during such period, Company shall furnish promptly to Parent (a) a copy of each report, schedule and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state laws, as applicable (other than documents which Company is not permitted to disclose under applicable Law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as Parent may reasonably request; provided, however, that Company may restrict the foregoing access to the extent that any Law, treaty, rule or regulation of any Governmental Entity applicable to Company requires Company to restrict access to any properties or information. Parent will hold any such information that is non-public in confidence. Any investigation by Parent shall not affect the representations and warranties of Company.

(b) Upon reasonable notice, Parent and the Merger Subsidiary shall afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the Company reasonable access during normal business hours, during the period prior to the Effective Time, to such of their properties, books, Contracts, commitments, records, officers and employees as the Company may reasonably request and, during such period, Parent shall furnish promptly to the Company (a) a copy of each report, schedule and other document filed, published, announced or received by it or any of its Subsidiaries during such period pursuant to the requirements of Federal or state laws, as applicable (other than documents which Parent is not permitted to disclose under applicable Law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as the Company may reasonably request; provided, however, that Parent may restrict the foregoing access to the extent that any Law, treaty, rule or regulation of any Governmental Entity applicable to Parent requires Parent to restrict access to any properties or information. The Company will hold any such information that is non-public in confidence. Any investigation by the Company shall not affect the representations and warranties of Parent.

8.2 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Agency in order to consummate the Merger and the other transactions contemplated by this Agreement. Upon the terms and subject to the conditions hereof, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, to do, or cause to be done, all things reasonably necessary to satisfy the conditions to Closing set forth herein and to consummate the Merger and the other transactions contemplated by this Agreement. The Company shall provide Parent with the opportunity to participate in any meeting or substantive telephone call with any Governmental Agency in respect of any filings, investigations or other inquiry in connection with the transactions contemplated hereby.

8.3 Notification of Certain Matters. The Company shall use commercially reasonable efforts to give prompt notice to Parent, and Parent shall use commercially reasonable efforts to give prompt notice to the Company, to the extent that either acquires actual Knowledge of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (b) any failure of Parent, Merger Subsidiary or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 8.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

8.4 Takeover Statutes. The Company and its board of directors shall, if any takeover statute or similar statute or regulation of any state becomes or may become applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement, grant such approvals and take such actions as are necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement.

8.5 Transfer Taxes. Each of Parent, Merger Subsidiary and the Company shall pay any sales, use, ad valorem, property, transfer (including real property transfer) and similar Taxes imposed on such Person as a result of or in connection with the Merger and the other transactions contemplated hereby.

8.6 Additional Tax Matters. Neither Parent nor any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that could reasonably be expected to prevent the Merger from constituting a “reorganization” under Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from so qualifying.

8.7 Reverse Stock Split and Name Change The parent, immediately after the Closing Date, will effect a two hundred (200) to one (1) reverse stock split (maintaining the current authorized shares) and will change the name to reflect the new business.

ARTICLE IX
POST CLOSING COVENANTS

9.1 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefore under Article X below). The Company acknowledges and agrees that from and after the Closing, Parent will be entitled to possession of all documents, books, records (including tax records), agreements, and financial data of any sort relating to the Company; provided, however, that after Closing, Parent shall provide to the Company reasonable access to and the right to copy such documents, books, records (including tax records), agreements, and financial data where the Company have a legitimate purpose, including without limitation, in the event of an internal revenue service audit.

9.2 Tax-Free Reorganization Treatment. The parties hereto shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Unless required by law, each of Parent, Merger Subsidiary and the Company shall not file any Tax Return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code.

9.3 Indemnification of Directors and Officers of the Company. From and after the Effective Time, Parent will cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the “Indemnified Directors and Officers”) and any indemnification or expense advancement provisions under the Company’s certificate of incorporation or bylaws as in effect on the date hereof. The certificate of incorporation and bylaws of the Surviving Company will contain provisions with respect to exculpation and indemnification and expense advancement that are at least as favorable to the Indemnified Directors and Officers as those contained in the certificate of incorporation and bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by Law.

ARTICLE X
TERMINATION AND AMENDMENT

10.1 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) By mutual written consent of Parent, the Merger Subsidiary and the Company;

(b) By Parent or the Company, if the Merger shall not have been consummated on or before October 17, 2008 or if any permanent injunction or other Order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any party if such party’s action or failure to act has been the principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(c) By the Company, if (i) prior to the Closing Date there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Parent or the Merger Subsidiary contained in this Agreement or any representation or warranty of Parent or Merger Subsidiary shall have become untrue after the date of this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition and (B) is incapable of being cured prior to the Closing Date by Parent or is not cured within thirty (30) days of notice of such breach, (ii) any of the conditions set forth herein shall have become incapable of fulfillment;

(d) By Parent, if (i) prior to the Closing Date there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement or any representation or warranty of the Company shall have become untrue after the date of this Agreement, which breach or untrue representation or warranty (A) would, individually or in the aggregate with all other such breaches and untrue representations and warranties, give rise to the failure of a condition and (B) is incapable of being cured prior to the Closing Date by the Company or is not cured within thirty (30) days of notice of such breach.

10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, the obligations of the parties under this Agreement shall terminate and there shall be no Liability on the part of any party hereto, except for the obligations in the confidentiality provisions hereof, the obligations herein.

ARTICLE XI
REMEDIES FOR BREACH OF AGREEMENT

11.1 Survival of Representations and Warranties. All of the representations and warranties of the parties contained in this Agreement shall survive the Closing hereunder (unless the non-breaching party had received from the breaching party written notice of any misrepresentation or breach of warranty prior to the time of Closing and expressly waived in writing such breach or misrepresentation) and continue in full force and effect for the period commencing on the date hereof until the date which is ten (10) Business Days after Parent’s Annual Report on Form 10-K is filed with the SEC (“Survival Period”), but in no event later than April 30, 2009.

11.2 Matters Involving Third Parties.

(a) If any third party shall notify any party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other party (the “Indemnifying Party”) under this Article XI, then the Indemnified Party shall promptly (and in any event within ten (10) Business Days after receiving notice of the Third Party Claim) notify each Indemnifying Party in writing (an “Indemnification Notice”); provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) Business Days (or earlier in the event the underlying Third Party claim requires action) after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedent or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 11.2(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(d) In the event that any of the conditions in Section 11.2(b) above fail to be complied with, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (ii) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses), and (iii) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Article XI.

(e) Notwithstanding anything to the contrary contained in this Article XI, Parent, the Company and Merger Subsidiary shall not settle and pay any Third Party Claim unless and until Parent shall have obtained the prior written consent of the Company which consent shall not unreasonably withhold or delay.

11.3 Determination of Adverse Consequences. All claims for indemnification payments under this Article XI shall be made in good faith and although a claim may be made hereunder, no payments shall be made for the benefit of the Indemnified Party until the Indemnified Party has incurred actual out-of pocket expenses.

11.4 Determination/Resolution of Claims.

(a) If an Indemnified Party wishes to make a claim for indemnification against an Indemnifying Party, such Indemnified Party shall deliver the Indemnification Notice to the Indemnifying Party on or before the expiration of the Survival Period. Such Indemnification Notice shall contain the amount of Adverse Consequences for which the Indemnified Party is seeking indemnification and shall set forth the reasons therefore in reasonable detail.

(b) Unless the Company shall notify Parent in writing within thirty (30) days after receipt of an Indemnification Notice that the Company objects to any claim for indemnification set forth therein, which notice shall include a reasonable explanation of the basis for such objection, then such indemnification claim shall be deemed to be accepted by the Company . If the Company shall timely notify Parent in writing that it objects to any claim for indemnification made in such an Indemnification Notice, Parent shall have fifteen (15) days from receipt of such notice to respond in a written statement to such objection. If after thirty (30) days following receipt of Parent’s written statement, there remains a dispute as to any indemnification claims set forth in the Indemnification Notice, the Company and the Parent Representative shall attempt in good faith for sixty (60) days to agree upon the rights of the respective parties with respect to each of such claims. If the Company and the Parent Representative should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

(c) If the Company and the Parent Representative cannot resolve a dispute during the sixty-day period (or such longer period as the parties may agree to in writing), then such dispute shall be submitted (and either party may submit such dispute) for arbitration before a single arbitrator in Miami-Dade County, Florida, in accordance with the commercial arbitration rules of the American Arbitration Association then in effect. The Company and the Parent Representative shall attempt to agree upon an arbitrator. In the event that the Company and the Parent Representative are unable to agree upon an arbitrator within ten (10) days after the date on which the disputed matter may, under this Agreement, be submitted to arbitration, then either the Company or the Parent Representative, upon written notice to the other, may apply for appointment of such arbitrator by the American Arbitration Association. Each party shall pay the fees and expenses of counsel used by it and 50% of the fees and expenses of the arbitrator and of the other expenses associated with the arbitration. The arbitrator shall render his decision within ninety (90) days after his appointment; such decision shall be in writing and shall be final and conclusive on the parties.

11.5 Indemnification Threshold and Cap.

(a) Notwithstanding anything to the contrary contained herein, no Person or Party shall have any obligation to indemnify Parent or the Company, as the case may be, from and against any Adverse Consequences caused proximately by the breach of any representation or warranty of Parent or the Company hereunder, as the case may be, until Parent or the Company, as the case may be, has suffered Adverse Consequences by reason of all such breaches (or alleged breaches) in excess of $250,000 in the aggregate, with no single Adverse Consequence being valued at less than $50,000. Notwithstanding the foregoing, once the threshold referred to in the prior sentence is met, any Person or Party having an obligation to indemnify shall indemnify Parent or the Company from dollar one.

(b) Notwithstanding anything to the contrary contained herein, no Person or Party shall have any obligation to indemnify Parent or the Company, as the case may be, from and against any Adverse Consequences caused proximately by the breach of any representation or warranty of Parent or the Company hereunder, as the case may be, in excess of an amount equal to US $1,000,000.

11.6 Other Indemnification Provisions.

(a) Any Indemnified Party seeking indemnification under this Article XI shall be required to take all reasonable actions to mitigate the damages associated with the Adverse Consequences.

(b) Notwithstanding any provision contained in this Agreement, no indemnification claim shall be maintained by any party for breach of representations or warranties of the other party if such claiming party had knowledge of the breach of the representations and warranties on or before the Closing.

(c) No recovery for indemnification shall include recovery for special, incidental, punitive or consequential damages. All claims for indemnification shall be subject to reduction or offset for any tax benefits associated with or insurance proceeds applicable to the claim.

ARTICLE XII
MISCELLANEOUS

12.1 Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by Parent, the Merger Subsidiary, the Company and the Company. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

12.2 Notices. All notices, demands and other communications to be given or delivered to Parent, the Company under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, sent by reputable overnight courier or transmitted by facsimile or telecopy (transmission confirmed), to the addresses provided to each other party.

12.3 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the parties hereto.

12.4 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.5 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The use of the word “including” in this Agreement or in any of the agreements contemplated hereby shall be by way of example rather than by limitation.

12.6 Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

12.7 No Third Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

12.8 Complete Agreement. This document and the documents referred to herein contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, that certain Memorandum of Understanding dated August 25, 2007.

12.9 Counterparts. This Agreement may be executed in one or more counterparts, any one of which may be by facsimile, and all of which taken together shall constitute one and the same instrument.

12.10 Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida. Except as to matters subject to arbitration (other than enforcement of awards therefrom or enforcement of any party’s agreement to arbitrate) as described herein, to the extent permitted by Law, each of the parties hereto hereby irrevocably submits to the jurisdiction of any state court sitting in the State of Florida or United States federal court sitting in the State of Florida, over any suit, action or other proceeding brought by any party arising out of or relating to this Agreement, and each of the parties hereto hereby irrevocably agrees that all claims with respect to any such suit, action or other proceeding shall be heard and determined in such courts.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above-written.

COMPANY:

G & G MINING CORP

By:
Name:
Title:

PARENT:

310 HOLDINGS INC.

By:
Name:
Title:

MERGER SUBSIDIARY:

310 HOLDINGS ACQUISITION SUBSIDIARY CORP.

By:
Name:
Title:

[Signature Page to Merger Agreement]